SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LIBERTY GLOBAL PLC

(Name of Issuer)

Class A Ordinary Shares, nominal value $0.01 per share

Class B Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Class A Ordinary Shares: G5480U 104

Class B Ordinary Shares: G5480U 112

(CUSIP Numbers)

Robert R. Bennett

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2014

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule  13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the  disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G5480U 104 (Class A ordinary shares)

CUSIP NO. G5480U 112 (Class B ordinary shares)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Robert R. Bennett

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Class A: 208 (1) Class B: 981,873 (2), (3)

	8	Shared Voting Power Class A: 0 Class B: 0

	9	Sole Dispositive Power Class A: 208 (1) Class B: 981,873 (2), (3)

	10	Shared Dispositive Power Class A: 0 Class B: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person Class A: 208 (1) Class B: 981,873 (2), (3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Class A: Less than 1% (1), (4) Class B: 9.7% (4)

14	Type of Reporting Person IN

(1)  Does not include Class A ordinary shares issuable upon conversion of Class B ordinary shares owned by Mr. Bennett and his wife or Hilltop Investments, LLC noted below in notes (2) and (3); however, if such Class A ordinary shares were included, Mr. Bennett would have sole voting and dispositive power over 982,081 Class A ordinary shares and the percent of Class A ordinary shares, as a class, represented by Mr. Bennett’s beneficial ownership would be 0.4%, in each case subject to the relevant footnotes set forth herein.

(2)  Includes 749,539 Class B ordinary shares jointly held by Mr. Bennett and his wife, Deborah Bennett.

(3)  Includes 232,334 Class B ordinary shares owned by Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett.

(4)  Based on 222,111,115 Class A ordinary shares and 10,147,184 Class B ordinary shares outstanding as of February 7, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ending December 31, 2013. Each Class B ordinary share is convertible, at the option of the holder, into one Class A ordinary share. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 3.0% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above and calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Statement of

ROBERT R. BENNETT

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL plc

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed by Robert R. Bennett (“Mr. Bennett”) with the Securities and Exchange Commission (“SEC”) on February 5, 2010 (the “Original Statement”) and relates to (i) the Class A ordinary shares, nominal value $0.01 per share, of Liberty Global plc, a U.K. public limited company (the “Issuer”), and (ii) the Class B ordinary shares, nominal value $0.01 per share, of the Issuer. The Original Statement and this Amendment are collectively referred to as the “Statement.”

Item 1.                                                         Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety to read as follows:

Mr. Bennett is filing this Statement with respect to the following classes of ordinary shares of the Issuer, beneficially owned by Mr. Bennett:

(a) Class A ordinary shares, nominal value $0.01 per share (the “Class A ordinary shares”); and

(b) Class B ordinary shares, nominal value $0.01 per share (the “Class B ordinary shares” and, together with the Class A ordinary shares, the “Ordinary Shares”).

The Issuer is the successor by merger to Liberty Global, Inc., a Delaware corporation (“LGI”), as a result of the business combination described in Item 3 below. The Issuer’s principal executive offices are located at: (i) 38 Hans Crescent, London SW1X 0LZ, United Kingdom, and (ii) 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Bennett is filing this Amendment to report the business combination described in Item 3 below and the accession of the Issuer as the successor issuer to LGI, as well as to report transactions in Class B ordinary shares.

Pursuant to Rule 13d-3 under the Exchange Act, as amended, this Statement also relates to the Class A ordinary shares issuable upon conversion of Class B ordinary shares. At the option of the holder, each Class B ordinary share is convertible into one Class A ordinary share. The Class A ordinary shares are not convertible into Class B ordinary shares.

Item 2.                                                         Identity and Background.

Item 2 of the Statement is hereby amended and restated in its entirety to read as follows:

The reporting person is Robert R. Bennett, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Bennett is a director of Liberty Media Corporation, Discovery Communications, Inc., Sprint Corporation and Hewlett-Packard Company.

During the last five years, Mr. Bennett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Bennett is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds.

Item 3 of the Statement is hereby amended and supplemented to include the following information:

On June 7, 2013, LGI underwent a combination through a series of mergers (the “Mergers”) contemplated by an Agreement and Plan of Merger, dated as of February 5, 2013 (as amended from time to time), among the Issuer, LGI, Virgin Media Inc., a Delaware corporation (“Virgin Media”), and certain other subsidiaries of LGI. As a result of the Mergers, the Issuer became the successor issuer to LGI, pursuant to Rule 12g-3(c) promulgated under the Exchange Act.

In the Mergers, each of Mr. Bennett and Hilltop Investments, LLC, which is jointly owned by Mr. Bennett and his wife, Deborah Bennett (“Hilltop”), as holders of shares of LGI Common Stock, received (i) one Class A ordinary share for each share of LGI Series A Common Stock owned by him, her or it as of the closing of the Mergers and (ii) one Class B ordinary share for each share of LGI Series B Common Stock owned by him, her or it as of the closing of the Mergers, as applicable.

From March 6, 2014 through March 28, 2014, individually and through Hilltop, Mr. Bennett purchased a total of 18,678 Class B ordinary shares for an aggregate purchase price of $801,009 in open market transactions.  Mr. Bennett made all of these purchases with personal funds, and no part of the purchase price for these shares was represented by borrowed funds.

Item 4.                                                         Purpose of the Transaction.

Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

Mr. Bennett acquired the Ordinary Shares reported on this Statement on June 7, 2013 pursuant to the Mergers and in open market transactions solely for the purpose of investment. Because the holders of Class B ordinary shares are entitled to cast ten votes per share and the holders of Class A ordinary shares are entitled to cast one vote per share, Mr. Bennett’s beneficial ownership of Ordinary Shares constitutes approximately 3.0% of the combined voting power of the Class A ordinary shares and Class B ordinary shares.

Mr. Bennett acquired these shares for his own account with no intention of selling them in a public distribution in violation of the federal securities laws or of any applicable state securities laws.

Mr. Bennett does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Mr. Bennett may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional Ordinary Shares in open market or privately negotiated transactions or (ii) to dispose of all or a portion of his holdings of Ordinary Shares. In reaching any determination as to his future course of action, Mr. Bennett will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Bennett, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Ordinary Shares.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety to read as follows:

(a)                                 Mr. Bennett beneficially owns (without giving effect to the conversion of Class B ordinary shares into Class A ordinary shares) (i) 208 shares of Class A ordinary shares, which represent less than 1% of the outstanding Class A ordinary shares;

and (ii) 981,873 Class B ordinary shares (including (A) 232,334 Class B ordinary shares held by Hilltop and (B) 749,539 Class B ordinary shares jointly held by Mr. Bennett and his wife, Deborah Bennett), which represent approximately 9.7% of the outstanding Class B ordinary shares.

The foregoing percentage interests are based on 222,111,115 Class A ordinary shares and 10,147,184 Class B ordinary shares outstanding as of February 7, 2014, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ending December 31, 2013. Accordingly, Mr. Bennett may be deemed to beneficially own voting equity securities representing approximately 3.0% of the voting power with respect to the general election of directors of the Issuer.

(b)                                 Mr. Bennett, and, to his knowledge, his wife and Hilltop each have the sole power to vote, or to direct the voting of, their respective Ordinary Shares.

(c)                                  Except as described in Item 3 above, neither Mr. Bennett nor, to his knowledge, his wife or Hilltop has executed any transactions in respect of the Ordinary Shares within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2014

/s/ Robert R. Bennett
Robert R. Bennett